UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)[1]

Crossroads Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

22765D 209
(CUSIP Number)

Jeffrey E. Eberwein Lone Star Value Management, LLC 53 Forest Avenue, 1st Floor Old Greenwich, Connecticut 06870
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 17, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D

CUSIP No.	22765D 209	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,203,052
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,203,052

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,203,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	22765D 209	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,203,052
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,203,052

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,203,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No.	22765D 209	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
CONNECTICUT

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,203,052
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,203,052

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,203,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No.	22765D 209	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,763
	8	SHARED VOTING POWER
2,203,052
	9	SOLE DISPOSITIVE POWER
22,763
	10	SHARED DISPOSITIVE POWER
2,203,052

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,225,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 6 of 9 Pages

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on November 4, 2013 (the “Filing”), by the Reporting Persons, as defined therein, relating to the common stock, par value $0.001 per share, of Crossroads Systems, Inc., a Delaware corporation (the “Company”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting Item 3 of the Filing in its entirety and replacing it with the following:

The Reporting Persons expect that any acquisition of shares of Common Stock will be for investment purposes. Mr. Eberwein is Chairman of the Board of Directors of the Company.

The Reporting Persons may review Lone Star Value LP’s investment in the Company on a continuing basis and any of the Reporting Persons may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Although no Reporting Person has any specific plan or proposal to purchase or sell shares of Common Stock, depending on various factors including, without limitation, the results of any such discussions, the Company’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares or engaging in any hedging or similar transactions with respect to the Shares. Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The description of each of the 2013 Purchase Plan, 2014 Purchase Plan, the Securities Purchase Agreement and the Registration Rights Agreement in Item 6 below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of the Filing in its entirety and replacing it with the following:

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,045,049 shares of Common Stock issued and outstanding, which is the total number reported outstanding as of June 9, 2014 in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 9, 2014.

The Reporting Persons (other than Mr. Eberwein) may be deemed to beneficially own an aggregate of 2,203,052 shares of Common Stock (the “Shares”). In addition to the shares held directly by Lone Star Value LP, Mr. Eberwein beneficially owns 22,763 options to purchase shares of Common Stock that were issued to Mr. Eberwein in connection with his service as a director of the Company.

The Shares beneficially owned by the Reporting Persons (other than Mr. Eberwein) represent approximately 14.6% of the outstanding shares of Common Stock. Mr. Eberwein beneficially owns approximately 14.8% of the outstanding shares of Common Stock.

(a) 2,203,052 shares of Common Stock are beneficially owned directly by Lone Star Value LP. Lone Star Value GP is the general partner of, and controls, Lone Star Value LP. Lone Star Management exercises contractual voting and investment control over securities held by Lone Star Value LP. Mr. Eberwein is the managing member of Lone Star Management and exercises indirect voting and investment control over these securities. By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person as indicated above.

Mr. Eberwein beneficially owns 22,763 options to purchase shares of Common Stock that were issued to Mr. Eberwein in connection with his service as a director of the Company.

Page 7 of 9 Pages

Lone Star Value GP, Lone Star Management and Mr. Eberwein disclaim beneficial ownership of the Shares held directly by Lone Star Value LP. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

(b) Other than the purchase of 1,288,352 Shares pursuant to the Securities Purchase Agreement described in Item 4 and Item 6, Lone Star Value LP has not made any additional transactions in the Shares during the past 60 days.

An aggregate of 2,203,052 shares of Common Stock, constituting approximately 14.6% of the outstanding shares of Common Stock, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by deleting Item 6 of the Filing in its entirety and replacing it with the following:

On October 11, 2013, Lone Star Value LP entered into a stock purchase plan (the “2013 Purchase Plan”) pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. Under the 2013 Purchase Plan, a broker dealer will make periodic purchases of up to an aggregate of 1,190,000 shares of Common Stock on behalf of Lone Star Value LP at prevailing market prices, subject to the terms of the 2013 Purchase Plan. This description of the 2013 Purchase Plan does not purport to be complete and is qualified in its entirety by the text of the 2013 Purchase Plan, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On November 4, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

On March 31, 2014, Lone Star Value LP entered into that certain Securities Purchase Agreement by and among the Company and the Buyers listed as parties thereto (the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, Lone Star Value LP purchased in a private placement 1,886,622 Units (the “Units”). Each Unit consists of one share of the Common Stock and warrants to purchase one-half of a share of Common Stock (the “Warrants”), which become exercisable September 31, 2014. Each of the Company and the Investors made customary representations and warranties and the Purchase Agreement contains customary indemnification provisions.

In connection with the Securities Purchase Agreement, on March 31, 2014, Lone Star Value LP, the Company and the Buyers under the Securities Purchase Agreement entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company is required to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement within 60 days after the closing date of the private placement of the shares issued pursuant to the Securities Purchase Agreement. The Company is obligated to use its reasonable best efforts to cause the Resale Registration Statement to be declared effective by the SEC by the 120th day after the date of the Securities Purchase Agreement. The Registration Rights Agreement also contains customary indemnification provisions.

Page 8 of 9 Pages

The foregoing summaries of the Securities Purchase Agreement, Registration Rights Agreement and Warrants are not complete, and are qualified in their entirety by reference to the texts of the agreements attached as Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5 hereto, respectively, and are each incorporated herein by reference.

On June 17, 2014, Lone Star Value LP entered into a stock purchase plan (the “2014 Purchase Plan”) pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. Under the 2014 Purchase Plan, a broker dealer will make periodic purchases of up to an aggregate of 500,000 shares of Common Stock on behalf of Lone Star Value LP at prevailing market prices, subject to the terms of the 2014 Purchase Plan. This description of the 2014 Purchase Plan does not purport to be complete and is qualified in its entirety by the text of the 2014 Purchase Plan, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended by deleting Item 7 of the Filing in its entirety and replacing it with the following:

Exhibit No.	Description

99.1	Rule 10b5-1 Purchase Trading Plan dated October 11, 2013 between Lone Star Value Investors, LP and Williams Trading, LLC.

99.2	Joint Filing Agreement dated November 4, 2013 by and among Lone Star Value Investors, LP, Lone Star Value Investors GP, LLC, Lone Star Value Management, LLC and Jeffrey E. Eberwein.

99.3	Securities Purchase Agreement dated March 31, 2014 by and among the Company, Lone Star Value Investors, LP, and additional Buyers as listed in Schedule A thereto. Incorporated by reference to Exhibit No. 10.1 to the Form 8-K filed by the Company on March 31, 2014.

99.4	Registration Rights Agreement dated March 31, 2014 by and among the Company and the Investors therein. Incorporated by reference to Exhibit No. 10.2 to the Form 8-K filed by the Company on March 31, 2014.

99.5	Common Stock Purchase Warrant dated March 31, 2014 between Lone Star Value Investors, LP and Crossroads Systems, Inc. Incorporated by reference to Exhibit No. 4.1 to the Form 8-K filed by the Company on March 31, 2014.

99.6	Rule 10b5-1 Purchase Trading Plan dated June 17, 2014 between Lone Star Value Investors, LP and Williams Trading, LLC.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2014

LONE STAR VALUE INVESTORS, LP

By:	Lone Star Value Investors GP, LLC,
its General Partner

By:	/s/ Jeffrey E. Eberwein
Name:	Jeffrey E. Eberwein
Title:	Manager

LONE STAR VALUE INVESTORS GP LLC

By:	/s/ Jeffrey E. Eberwein
Name:	Jeffrey E. Eberwein
Title:	Manager

LONE STAR VALUE MANAGEMENT, LLC

By:	/s/ Jeffrey E. Eberwein
Name:	Jeffrey E. Eberwein
Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein